TRACINDA CORPORATION
150 South Rodeo Drive, Suite 250, Beverly Hills, California

FOR IMMEDIATE RELEASE

Beverly Hills, CA., January 21, 2003 — Tracinda Corporation, a Nevada corporation (“Tracinda”), announced today that, in order to take advantage of tax benefits before the end of its current fiscal year, January 31, 2003, it intends to sell 25,000,000 shares of Metro-Goldwyn-Mayer Inc. (NYSE “MGM”) common stock, par value $0.01 per share, in an underwritten public offering. Tracinda may sell an additional 3,750,000 shares in the event of exercise by the underwriter of an over allotment option.

Tracinda is selling these shares because it is eligible for a federal income tax refund if it incurs a capital loss before January 31, 2003. MGM will not receive any of the proceeds from the sale of common stock by Tracinda.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

Contact Person:
James D. Aljian
(310) 271-0638